June 21, 2011
Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	LyondellBasell Industries N.V.
Dear Ms. Long:
            LyondellBasell Industries N.V. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-170130 (the “Registration Statement”) to 4:00 p.m., Washington, D.C. time, on June 23, 2011, or as soon thereafter as practicable.
            In addition, the Registrant hereby acknowledges the following:
•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
            Please feel free to call me at (713) 309-4953 with any questions.
Very truly yours,
/s/ Amanda K. Maki
Amanda K. Maki
Lead Counsel — SEC & Reporting
LyondellBasell Industries N.V.